Lane Co. 3, Inc.

333 Sandy Springs Circle, Suite 230
Atlanta, GA 30328
Telephone: 404.257.9150 Fax: 404.257.9125

Tuesday, April 24, 2009

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street, N.E.
  Washington, DC 20549-3561
  Mail Stop 3561

Re:	Lane Co. 3, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed on December 16, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed on February 6, 2009
File No. 000-51675

Dear Ms. Jenkins:

On behalf of Lane Co 3, Inc., a Delaware corporation (the “Company”), we hereby respond supplementally to the staff’s comments in its letter dated April 10, 2009 related to our report on Form 10-K for the fiscal year ended September 30, 2008 and to our report on Form 10-Q for the fiscal quarter ended December 31, 2008.

We welcome any questions you may have about our proposed responses or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 8A – Controls and procedures, page 10

1.  You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information.  If true, please confirm supplementally that based upon the evaluation of your management, including your chief executive and chief financial officer, you also concluded that as of the end of the period covered by this report (i.e., September 30, 2008) your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  Please confirm to us that in future periodic reports you will provide a complete definition of the term disclosure controls and procedures that conforms to the Rule 13-a15(d) of the Exchange Act whenever you include a definition of the term.  Refer to item 307 of Regulation on s-K.  In future filings, please also apply this comment to your Form 10-Q.

Lane Co. 3, Inc.

The Company has no employees and is operated and managed solely by its three (3) officers, namely its chief executive officer, chief financial officer and secretary and general counsel (collectively “Management”). We can confirm that based upon the evaluation by Management of the disclosure controls and procedures for the fiscal year ended September 30, 3008 and the fiscal quarter ended December 31, 2008 that these controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act. Additionally, we can confirm that the information required to be disclosed in the above mentioned reports is accumulated and communicated to Management to allow timely decisions regarding required disclosures.

We will also amend the first paragraph under Item 8A to read as follows (changes in bold / strikethrough):

“Our management with the participation and supervision of our Chief Executive Officer, Chief Financial Officer and our Secretary & General Counsel carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) as of September 30, 2008. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the ~~Securities~~ Exchange Act ~~of 1934~~ is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These controls and procedures also are intended to ensure that information required to be disclosed in such reports is accumulated and communicated to management to allow timely decisions regarding required disclosures.

Exhibits 31.1 and 31.2

2.  We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act.  Refer to Item 601(b)(31)(i) of Regulation S-K for the exact text of the required Section 302 certifications, and revise your exhibits, as appropriate.  In this regard, your certifications should be revised to:

-	refer in paragraphs 3, 4 and 4(a) to the “registrant” instead of “small business issuer;”

-	include the introductory language in paragraph 4 (i.e., “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant”);

-	include language in paragraph 4(a)(i.e., “the registrant, including its consolidated subsidiaries,”) ….refer to “those entitles” instead of “that entity;”

-	change the language in paragraph 4(d) (i.e., “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report);”

-	verify language in paragraph 5(a) concerning (i.e., “have identified for the registrant’s auditors any material weaknesses in internal controls”).

The Company will revise the disclosure in Exhibit 31.1 and 31.2 in future filings to ensure that this certification precisely matches the language as set forth in the Act. Please note the following with regard to your specific comments in this regard:

-	reference will be made to the “registrant” in paragraphs 3, 4 and 4(a) and not “small business issuer”;

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Lane Co. 3, Inc.

-	introductory language “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant” will be included in paragraph 4;

-	the Company is a stand alone entity without any subsidiaries and a change to the language as proposed would be incorrect;

-	in future filings the omitted parenthetical language making reference to the registrant’s most recent quarter filing in 4(d) will be included;

-	paragraph 5(a) already includes the appropriate language “have identified for the registrant’s auditors any material weaknesses in internal controls”.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 4 – Controls and Procedures

3.  We note the following statement in your Form 10-Q.  “The Certifying Officers necessarily applied their judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.”   In your response letter, please confirm if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-Q.  In addition, ensure that future reports clarify whether your CEO and CFO concluded that the controls and procedures are effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

We will amend the first paragraph under Item 4 to read as follows (changes in bold / strikethrough):

The Company ~~Our Chief Executive Officer and Chief Financial Officer (collectively the "Certifying Officers")~~ maintains disclosure controls and procedures that are designed and intended to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms to allow timely decisions regarding required disclosure. ~~The Certifying Officers necessarily applied their judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives.~~ These controls and procedures also are intended to ensure that information required to be disclosed in such reports is accumulated and communicated to management to allow timely decisions regarding required disclosures.

Furthermore, the Company acknowledges that;

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under federal securities laws of the United States.

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Lane Co. 3, Inc.

Should you have any questions regarding the foregoing, please do not hesitate to contact Fred A. Brasch or David A Rapaport at (404) 257-9150.

Sincerely,
/s/ Fred A. Brasch
Chief Financial Officer

cc:	John D. Lane, Chief Executive Officer David A. Rapaport, Esquire, Secretary and General Counsel

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